Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Medintel Technology Inc	United States
EverWin Group Limited	Hong Kong
VisionSys (HK) Limited	Hong Kong
VisionSys Limited	United States
Deniz Inc	United States
Beijing Wangwen Zhisuan Technology Co., Ltd.	PRC